ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

27 May 2009

Director/PDMR Shareholding

Reed Elsevier received notification today, that Mr A Prozes, a director of Reed Elsevier sold 10,600 Reed Elsevier PLC ADRs* and 14,600 Reed Elsevier PLC NV ADRs* on 22 May 2009 at the respective price of $32.333 and $23.46 per ADR.

Following these transactions Mr Prozes’ current interest in the share capital of Reed Elsevier is:

148,142 Reed Elsevier PLC ordinary shares; and

112,004 Reed Elsevier NV ordinary shares

*One Reed Elsevier PLC ADR is equivalent to four Reed Elsevier PLC ordinary shares and one Reed Elsevier NV ADR is equivalent to two Reed Elsevier NV ordinary shares.